

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Danilo Vukadinovic
President, Chief Executive Officer, and Director
Welsis Corp.
Bulevar Mihajla Pupina 115
Belgrade, Serbia 11070

>   **Re: Welsis Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 24, 2022**
>   **File No. 333-261614**

Dear Mr. Vukadinovic:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed February 24, 2022

Prospectus Summary, page 5

1.   We note your response to prior comment 5. Please clarify how this agreement is considered a "freelance" agreement, yet seems to be a one-year contract. Additionally, please explain how the agreement has a non compete clause if the psychologists are considered "freelance." Furthermore, the agreements states: "Both the company and the service provider (psychologist) agree that the service provider will act as an independent freelance contractor in the performance of its duties under the agreement."

ITEM 16. EXHIBITS
23.2 Consent of Independent Auditor, page II-2

2.   Please have your auditors revise their consent filed as Exhibit 23.2 to correctly state the date of their audit report relating to the financial statements of Welsis Corp. as of September 30, 2021.

        You may contact Sasha Parikh at (202) 551-3627 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Jeffrey Gabor at (202) 551-2544 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences